Exhibit 2.5


                          AMENDMENT TO CREDIT AGREEMENT


     THIS AMENDMENT TO CREDIT AGREEMENT (this "Amendment") is entered into as of April 9, 2003, by and among FEMSA Empaques, S.A. de C.V. (the "Borrower"), a sociedad anonima de capital variable organized and existing under the laws of Mexico, Fabricas Monterrey, S.A. de C.V. and Silices de Veracruz, S.A. de C.V., each a sociedad anonima de capital variable organized and existing under the laws of Mexico, and such other Material Subsidiaries of the Borrower as may, from time to time, pursuant to Section 5.01(j) of the Credit Agreement (as defined below), join in the Credit Agreement as guarantors (each, a "Guarantor" and collectively, the "Guarantors"), each of the financial institutions listed on the signature pages hereof under the heading "2002 Lenders" (each, a "2002 Lender" and collectively, the "2002 Lenders"), the financial institution listed on the signature pages hereof under the heading "2003 Lender" (the "2003 Lender"), and BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, as administrative agent (the "Administrative Agent") for the Lenders (as defined below). W I T N E S S E T H :

     WHEREAS, pursuant to that certain Credit Agreement dated as of December 18, 2002 (the "Credit Agreement") by and among the Borrower, the Guarantors, the 2002 Lenders, the Administrative Agent, Export Development Canada as Syndication Agent, Bankboston N.A. as Documentation Agent, BBVA Securities Inc. as Lead Arranger and Export Development Canada and Bankboston N.A., as Arrangers, the 2002 Lenders provided the Borrower with a US$60,000,000 credit facility (the "2002 Advances") (capitalized terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement); and

     WHEREAS, the parties hereto wish to amend the Credit Agreement to provide for an additional advance of up to US$30,000,000 to the Borrower from the 2003 Lender under, and pursuant to the terms of, the Credit Agreement and this Amendment.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual obligations, promises and covenants herein contained, the receipt and adequacy of which is hereby acknowledged by each of the parties hereto, it is hereby agreed as follows:

     Section 1. 2003 Advance.

     1.1. Amounts and Terms of the Advance. The 2003 Lender severally agrees, on the terms and conditions hereinafter set forth, on any Business Day on or prior to April 24, 2003 (provided Borrower has provided a 2003 Notice of Borrowing pursuant to Section 1.2(a) of this Amendment) (the "2003 Borrowing Date"), to make a single advance (the "2003 Advance") to the Borrower, which 2003 Advance shall not exceed for the 2003 Lender, in aggregate principal amount, the amount set forth opposite the 2003 Lender's name on Annex I hereto under the caption "Commitment" or, if the 2003 Lender has entered into one or more Assignments and Acceptances after the date hereof, the amount set forth in the Register maintained by the Administrative Agent pursuant to Section 9.07(c) of the Credit Agreement (such amount being the 2003 Lender's Commitment for purposes of the Credit Agreement). Amounts borrowed under this Section 1.1 and repaid or prepaid may not be reborrowed.

     1.2. Making the 2003 Advance.

     (a) The borrowing of the 2003 Advance (the "2003 Borrowing") shall be made on notice (the "2003 Notice of Borrowing") given by the Borrower to the Administrative Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the 2003 Borrowing Date. Immediately following receipt of the 2003 Notice of Borrowing, the Administrative Agent shall give to the 2003 Lender notice thereof by facsimile transmission. The 2003 Notice of Borrowing shall be sent by the Borrower requesting the 2003 Advance by facsimile transmission, confirmed immediately in writing, in substantially the form of Exhibit B to the Credit Agreement (except for the applicable interest period), specifying therein (i) the requested 2003 Borrowing Date, (ii) the requested aggregate principal amount of the 2003 Borrowing, and (iii) the payment instructions for the 2003 Borrowing. The Administrative Agent shall promptly notify the 2003 Lender of the applicable interest rate under Section 2.05 of the Credit Agreement (as modified by Section 1.3(b)(iii) of this Amendment). The 2003 Lender shall, before 11:00 A.M. (New York City time) on the 2003 Borrowing Date, make available for the account of its Lending Office to the Administrative Agent at the Administrative Agent's Account, in same day funds, the 2003 Borrowing. After the Administrative Agent's receipt of such funds and upon fulfillment of the applicable conditions set forth in Section 2 of this Amendment, the Administrative Agent will make such funds available to the Borrower by crediting the account of the Borrower, in immediately available funds.

     (b) Unless the Administrative Agent shall have received notice from the 2003 Lender prior to the 2003 Borrowing Date that the 2003 Lender will not make available to the Administrative Agent the 2003 Borrowing, the Administrative Agent may assume that the 2003 Lender has made the 2003 Borrowing available to the Administrative Agent on the 2003 Borrowing Date in accordance with clause
(a) of this Section 1.2 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower requesting the 2003 Borrowing on such date a corresponding amount. If and to the extent that the 2003 Lender shall not have so made the 2003 Borrowing available to the Administrative Agent, the 2003 Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at (i) in the case of the Borrower, the interest rate applicable at such time under Section 2.05 of the Credit Agreement (as modified by Section 1.3(b)(iii) of this Amendment) to the 2003 Borrowing and (ii) in the case of the 2003 Lender, the Federal Funds Rate. If the 2003 Lender shall repay to the Administrative Agent such corresponding amount, such amount so repaid shall constitute the 2003 Lender's Advance for purposes of this Amendment.

     1.3 Incorporation of Terms and Provisions by Reference.

     (a) From and after the effective date of this Amendment, the terms (i) "Advances" in the Credit Agreement shall be deemed to include the 2003 Advance,
(ii) "Borrowing Date" in the Credit Agreement shall be deemed to include the 2003 Borrowing Date, (iii) "Lenders" in the Credit Agreement shall be deemed to include the 2003 Lender, (iv) "Notice of Borrowing" in the Credit Agreement shall be deemed to include the 2003 Notice of Borrowing and (v) "Notes" in the Credit Agreement shall be deemed to include the 2003 Note (as defined below) and the parties hereto agree that each provision of the Credit Agreement and each other Loan Document is hereby amended as such and applicable in their entirety to the 2003 Lender and the 2003 Advance, mutatis mutandis, as if the 2003 Lender were party to the Credit Agreement and the 2003 Advance were initially borrowed under the Credit Agreement (except as otherwise specified in this Amendment, including, without limitation, the modifications set forth in Section 1.3(b) of this Amendment).

     (b) Notwithstanding the foregoing, the parties agree that:

     (i) The Borrower's obligation to pay the principal of, and interest on, the 2003 Advance made by the 2003 Lender shall be evidenced by a promissory note duly executed and delivered by the Borrower, with blanks appropriately completed in conformity herewith, substantially in the form of Exhibit A hereto (the "2003 Note"). The 2003 Note issued to the 2003 Lender on the 2003 Borrowing Date shall
(1) be executed by the Borrower and "avalado" by each of the Guarantors, (2) qualify as a pagare under Mexican law, (3) be payable to the order of the 2003 Lender and be dated as of the 2003 Borrowing Date, (4) be in a stated principal amount equal to the 2003 Advance of the 2003 Lender made on such date, (5) provide for repayment of principal as provided in Section 2.04(b) of the Credit Agreement, and (6) bear interest as provided in Section 2.05 of the Credit Agreement (as modified by Section 1.3(b)(iii) of this Amendment). The 2003 Lender agrees that, unless the principal of, or interest on, the 2003 Advance shall have become due and payable (whether by acceleration or otherwise) pursuant to this Amendment, it shall not (i) make demand for payment with respect to its 2003 Note prior to its stated maturity or (ii) assign, convey, negotiate or trade the 2003 Note except as permitted pursuant to Section 9.07 of the Credit Agreement.

     (ii) The Borrower shall repay to the Administrative Agent for the account of the 2003 Lender, and there shall become due and payable on each of the dates listed below, an aggregate principal amount of the 2003 Advance equal to the percentage set forth opposite such date of the initial aggregate principal amount of the 2003 Advance made on the 2003 Borrowing Date:

                                                                               Amount of
         Repayment Date                                                   Scheduled Repayment
         ---------------                                                  -------------------

         December 23, 2003                                                        10%
         June 23, 2004                                                            20%
         December 23, 2004                                                        20%
         June 23, 2005                                                            25%
         December 23, 2005                                                        25%

     (iii) The  duration of the Interest  Periods for the 2003 Advance  shall be
(A) initially, the period commencing on the 2003 Borrowing Date and ending on (but excluding) April 24, 2003, and (B) thereafter, the same period as that of the Interest Period selected by the Borrower for the 2002 Advances, pursuant to the Credit Agreement.

     1.4 Use of Proceeds. Notwithstanding Section 2.13 of the Credit Agreement, the proceeds of the 2003 Advance shall be available (and the Borrower agrees that it shall use such proceeds) to refinance existing Debt of the Borrower and to pay transaction fees and expenses incurred in connection with this Amendment.

     Section 2. Conditions Precedent to the 2003 Borrowing. The obligation of the 2003 Lender to make its 2003 Advance is subject to satisfaction or waiver of the conditions precedent set forth below on or before the 2003 Borrowing Date (each document received by the Administrative Agent and described below shall be dated the 2003 Borrowing Date, unless otherwise specified, and in form and substance reasonably satisfactory to the 2003 Lender).

     (a) The Administrative Agent shall have received a 2003 Notice of Borrowing with respect to the 2003 Advance meeting the requirements of Section 1.2(a) of this Amendment.

     (b) The Administrative Agent shall have received the duly executed 2003 Note for the account of the 2003 Lender meeting the requirements of Section 1.3(b)(i) of this Amendment and each of the Guarantors shall have placed its guaranty ("aval") upon the 2003 Note.

     (c) The Administrative Agent shall have received (i) a certificate of each of the Credit Parties, substantially in the form of Exhibit C to the Credit Agreement, signed by a Responsible Officer of such Credit Party and (ii) a certificate of the Secretary or any Assistant Secretary of such Credit Party, substantially in the form of Exhibit D to the Credit Agreement and stating that there has been no change to its constitutional documents since the date the 2002 Advances were made, together with certified copies of (A) the resolutions of the Board of Directors of such Credit Party approving such Credit Party's execution, delivery, and performance of this Amendment and the transactions contemplated hereby and (B) all documents evidencing other necessary corporate action and consents or approvals of any Governmental Authority, if any, with respect to this Amendment and the transactions contemplated hereby.

     (d) The Administrative Agent shall have received (i) an opinion of Cleary, Gottlieb, Steen & Hamilton, special New York counsel for the Credit Parties, substantially in the form of Exhibit E-1 to the Credit Agreement and as to such other matters as the 2003 Lender through the Administrative Agent may reasonably request and (ii) an opinion of White & Case LLP, special New York counsel for the 2003 Lender and the Administrative Agent, in form reasonable to the Administrative Agent, regarding this Amendment and as to such other matters as the 2003 Lender through the Administrative Agent may reasonably request.

     (e) The Administrative Agent shall have received an opinion of David A. Gonzalez Vessi, Mexican counsel to the Credit Parties, substantially in the form of Exhibit E-2 to the Credit Agreement and as to such other matters as the 2003 Lender through the Administrative Agent may reasonably request.

     (f) As of the 2003 Borrowing Date (and after giving effect thereto) (i) there shall exist no Default or Event of Default and (ii) all representations and warranties contained in Article IV of the Credit Agreement (except for those under Sections 4.05, 4.15 and 4.16 thereof) shall be true and correct in all material respects as though made on and as of the 2003 Borrowing Date.

     (g) The Borrower shall have paid all accrued fees and invoiced expenses of the Administrative Agent and reimbursed the Administrative Agent for all reasonable out-of-pocket expenses incurred in accordance with Section 9.04(a)(i) of the Credit Agreement.

     (h) Each of the Borrower and the Subordinated Creditor shall have executed and delivered to the Administrative Agent an amendment to the Subordination Agreement substantially in the form of Exhibit B hereto, providing for the treatment of the 2003 Advance in the same manner as the 2002 Advances.

     (i) There shall not have occurred any material adverse change in any country in which any Credit Party or any of its respective Subsidiaries operate, or in the international loan syndication or financial or capital market conditions generally from those in effect on the date hereof.

     (j) Since December 31, 2002, there shall not have occurred any material adverse change in the condition (financial or otherwise), operations, assets, liabilities or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole.

     (k) No litigation, action, suit, investigation, claim or proceeding by any Governmental Authority or any Person shall be pending or threatened with respect to (i) this Amendment, (ii) the Credit Agreement or any other Loan Document,
(iii) the transactions contemplated hereby or thereby or (iv) any agreement to which any Credit Party or any of its respective Subsidiaries is a party which could reasonably be expected to have a Material Adverse Effect.

     (l) All Governmental Approvals required in connection with (i) the execution, delivery and performance of this Amendment and (ii) the legality, validity, binding effect and enforceability of this Amendment and the 2003 Note shall have been obtained.

     (m) The Administrative Agent shall have received such other certificates, documents and opinions of counsel as the 2003 Lender through the Administrative Agent may reasonably request.

     (n) The 2003 Note, certificates, legal opinions and other documents and papers referred to in this Section 2, unless otherwise specified, shall be delivered to the Administrative Agent for the account of the 2003 Lender.

     (o) Notwithstanding Section 9.01 of the Credit Agreement, with respect to any waiver of any condition set forth in this Section 2, Required Lenders shall be calculated solely with respect to the 2003 Advance.

     Section 3. Miscellaneous.

     3.1 Execution and Effectiveness of this Amendment. Upon execution, this Amendment shall be construed as a first amendment to the Credit Agreement, and, as provided in the Credit Agreement, this Amendment forms a part thereof. This Amendment shall be effective as of the date hereof upon the execution and delivery of this Amendment by the Borrower, the Guarantors, the Administrative

Agent, the Required Lenders determined with respect to the 2002 Advances, and the 2003 Lender.

     3.2 Representations and Warranties. The Borrower hereby represents and warrants to the 2003 Lender that (a) all consents, approvals and authorizations necessary for such party's execution, delivery and performance of this Amendment have been obtained or will be obtained as of the 2003 Borrowing Date, (b) this Amendment and the 2003 Note have been, or will be as of the 2003 Borrowing Date, duly executed and delivered by the Borrower and the Guarantors and constitute a legal, valid and binding obligation of the Borrower and the Guarantors, enforceable against the Borrower and the Guarantors in accordance with their respective terms, (c) each of the representations and warranties set forth in
Article IV of the Credit Agreement are true and correct in all material respects on and as of the date hereof and on and as of the 2003 Borrowing Date, as though made on and as of the date hereof and the 2003 Borrowing Date (except for those under Sections 4.05, 4.15 and 4.16 thereof) and (d) no Default or Event of Default exists or would result from the disbursement of the 2003 Advance.

     The 2003 Lender represents and warrants to the Borrower that on and as of the date hereof the 2003 Lender is a Mexican development banking institution (institucion de banca de desarrollo). The Borrower shall not be required to pay additional amounts or indemnify the 2003 Lender under paragraphs (a) or (b) of
Section 2.10 of the Credit Agreement for any Taxes to the extent that such taxes would not have been imposed but for the untruth on the date hereof of the foregoing representation.

     3.3 Waiver. This Amendment is made in amendment and modification of, but not extinguishment of, the obligations set forth in the Credit Agreement and the other Loan Documents and, except as specifically modified pursuant to the terms of this Amendment, the terms and conditions of the Credit Agreement and the other Loan Documents remain in full force and effect. Except as specifically set forth herein, nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement and the other Loan Documents. The execution, delivery and performance by the Lenders, the Administrative Agent and the other parties hereto of this Amendment shall not constitute a waiver, forbearance or other indulgence with respect to any Default or Event of Default now existing or hereafter arising.

     3.4 Counterparts. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

     3.5 Severability. Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provisions in any other jurisdiction.

     3.6 Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

     3.7 Headings. Headings herein are for convenience only and shall not be relied upon in interpreting or enforcing this Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Amendment to the Credit Agreement as of the date first above written.

Address:
General Anaya 601 Poniente,             FEMSA EMPAQUES, S.A. DE C.V.,
Colonia Bella                           as Borrower
Vista 1er Piso
Monterrey, N.L. Mexico,
C.P. 64410
Attention:
Arturo Guerrero/Elvia Villarreal        By: ______________________________
Telephone: 011-52-818-328-6606            Name:
/ 011-52-818-328-6635                     Title:
Facsimile:  011-52-818-328-6893

                                        By: ______________________________
                                          Name:
                                          Title:

General Anaya 601 Poniente, Colonia
Bella Vista 1er Piso                    FABRICAS MONTERREY, S.A. DE C.V.,
Monterrey, N.L. Mexico,
C.P. 64410                              as Guarantor
Attention:
Arturo Guerrero/Elvia Villarreal
Telephone: 011-52-818-328-6606
/ 011-52-818-328-6635
Facsimile:  011-52-818-328-6893         By: ______________________________
                                          Name:
                                          Title:


                                        By: ______________________________
                                          Name:
                                          Title:



General Anaya 601 Poniente,
Colonia Bella Vista 1er Piso           SILICES DE VERACRUZ, S.A. DE C.V.,
Monterrey, N.L. Mexico, C.P. 64410              as Guarantor
Attention: Arturo Guerrero
/Elvia Villarreal
Telephone: 011-52-818-328-6606
/ 011-52-818-328-6635                   By: ______________________________
Facsimile:  011-52-818-328-6893            Name:
                                           Title:


                                       By: ______________________________
                                         Name:
                                         Title:

Montes Urales #620, 3er Piso        BBVA BANCOMER, S.A., INSTITUCION DE
Colonia Lomas de Chapultepec        BANCA MULTIPLE,
                                    GRUPO FINANCIERO BBVA BANCOMER,
Mexico D.F. 11000                     as Administrative Agent
Attention: Concepcion Zuniga
Telephone:  011-52-555-201-2063
Facsimile:  011-52-555-201-2054     By: ______________________________
                                      Name:
                                      Title:


                                    By: ______________________________
                                      Name:
                                      Title:

                                  2002 LENDERS


Montes Urales #620, 3er Piso      BBVA BANCOMER, S.A., INSTITUCION DE BANCA
                                  MULTIPLE,
Colonia Lomas de Chapultepec      GRUPO FINANCIERO BBVA BANCOMER,
Mexico D.F. 11000                   as 2002 Lender
Attention: Concepcion Zuniga
Telephone:  011-52-555-201-2063
Facsimile:  011-52-555-201-2054   By: ______________________________
                                    Name:
                                    Title:


                                  By: ______________________________
                                    Name:
                                    Title:

100 Rustcraft Road                   BANKBOSTON N.A.,
Dedham, Massachusetts                 as 2002 Lender
United States
Attention: Pamela Carpenter
/Jorge Garcia
Telephone: (781) 467-2271            By: ______________________________
                                       Name:
                                       Title:


                                     By: ______________________________
                                       Name:
                                       Title:

151 O'Connor Street               EXPORT DEVELOPMENT CANADA,
Ottawa, Ontario, Canada             as 2002 Lender
Attention: Denis L'Heureux
/Diana MacGibbon
Telephone: (613) 597 8809
Facsimile: (613) 597 8503         By: ______________________________
                                    Name:
                                    Title:


                                  By: ______________________________
                                    Name:
                                    Title:

                                   2003 LENDER


Camino A Santa Teresa No. 1679          BANCO NACIONAL DE COMERCIO EXTERIOR,
                                        S.N.C. (Acting
Col. Jardines Del Pedregal,             through its Grand Cayman Branch),
Mexico, D.F. C.P. 01900                   as 2003 Lender
Attention: Lic. Leonel Vasquez Gomez
Lic. Lorena Moreno Quintanilla
Telephone: (011) 5281-8369-2121 / 2112  By: ______________________________
Fax:     (011) 5281-8369-2155             Name:
                                          Title:


                                        By: ______________________________
                                          Name:
                                          Title:

                                                                         Annex I

                                   COMMITMENT

2003 Lender                                                                                       Advance Amount

Banco Nacional de Comercio Exterior, S.N.C. (Acting through its Grand
Cayman Branch)                                                                                       $30,000,000
                                                                                                    ============

                                   Annex I-1
